UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of March, 2025

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Avenida Henrique Valadares, 28 – 9th floor
20231-030 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Petrobras expands RNEST's processing capacity with completion of Train 1 works
—

Rio de Janeiro, March 27, 2025 – Petróleo Brasileiro S.A. – Petrobras reports that it has completed the modernization work on Train 1 of the Abreu e Lima Refinery (RNEST), located in the city of Ipojuca, in the state of Pernambuco. The renovation and expansion process (Revamp) received investments of approximately R$ 93 million and will expand the unit's processing capacity from 115,000 to 130,000 barrels of oil per day.

This important milestone represents the completion of the production capacity expansions planned for the current Refining Train in operation, seeking better flow of light products and greater processing capacity for pre-salt oil.

Among all Brazilian refineries, RNEST has the highest rate of conversion of crude oil into diesel (70%). With the completion of RNEST's scope (SNOX, Revamp Train 1 and Train 2), the refinery will have the capacity to process 260,000 barrels of oil per day, with an increase in national production of S-10 diesel of around 13 million liters per day.

In December 2024, RNEST started up the SNOX unit, the first of its kind in Brazilian refining, responsible for reducing sulphur oxide (SOx) and nitrogen oxide (NOx) emissions, producing sulphuric acid, a new product marketed by the refinery, which contributes to preserving the environment. The acid produced, among other uses, is an important input for the treatment and generation of drinking water.

The contracting process is underway for the completion of works on Train 2, which will add 130,000 bpd of capacity to RNEST.

www.petrobras.com.br/ir

For more information:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investor Relations

Email: petroinvest@petrobras.com.br/acionistas@petrobras.com.br

Av. Henrique Valadares, 28 – 9th floor – 20231-030 – Rio de Janeiro, RJ.

Tel.: 55 (21) 3224-1510/9947

This document may contain forecasts within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Trading Act of 1934, as amended (Trading Act) that reflect the expectations of the Company's officers. The terms: "anticipates", "believes", "expects", "predicts", "intends", "plans", "projects", "aims", "should," and similar terms, aim to identify such forecasts, which evidently involve risks or uncertainties, predicted or not by the Company. Therefore, future results of the Company's operations may differ from current expectations, and the reader should not rely solely on the information included herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 27, 2025

PETRÓLEO BRASILEIRO S.A–PETROBRAS

By: /s/ Fernando Sabbi Melgarejo

______________________________

Fernando Sabbi Melgarejo

Chief Financial Officer and Investor Relations Officer